SECOND DRILL RIG MOBILIZED TO BISHA PROJECT, ERITREA

EXPLORATION UPDATE ON ERITREAN PROPERTIES

Sept. 17, 2003

Nevsun Resources Ltd. (NSU-TSX) is pleased to announce that a second diamond drill rig is currently in transit and is due to arrive at the Bisha high-grade gold and copper project in Eritrea towards the end of September. The third phase exploration and drill program is on schedule and due to commence on or around October 10, 2003. Two Boart Longyear 44 drills will conduct a 14,000 metre drilling program designed to infill zones defined by past work, extend known zones along strike and to depth and test several kilometres of new exploration targets.

At the commencement of the program, one rig will focus on drilling the main Bisha high-grade gold/copper discovery and the second rig will target a significant anomaly located 1.5 kilometres to the northwest of the Main Bisha discovery. The new NW Zone displays a significant airborne EM and ground gravity response. This strong EM response can be traced over a strike length of at least 3.0 kilometres to the south representing a high quality exploration target. Past stream sediment work indicated anomalous copper, lead and zinc values in a stream located 1.5 kilometres SW of the Main Bisha zone where EM data indicates significant anomalies.

An important objective of the drill program is to be able to complete an initial resource estimation in early 2004. Snowden Mining Industry Consultants will be conducting an on site visit of the project in November as part of their participation in the resource estimation.

Contract geophysical work in the form of Pulse EM, horizontal loop EM, gravity and magnetometer surveys will be carried out over an expanded grid that covers airborne EM targets defined mostly to the west of the present drill defined deposit. It is expected that this geophysical work will take place over a 2.5 month period in order to cover the extensive anomalous area depicted by the airborne geophysical results. Past geophysical work has successfully discriminated anomalous conditions and allowed Nevsun’s exploration staff to prioritize exploration targets for subsequent drilling.

An exploration team will also be responsible for prioritizing a number of airborne geophysical targets located within the present Bisha permit area. These areas are to be prospected, sampled and when warranted gridded, geologically mapped and geophysically surveyed. It is aimed to have a number of these targets ready for drilling in early 2004.

With the assistance of ALS Chemex, Nevsun will be establishing a preparation laboratory on site which will be operated by Nevsun. The laboratory will reduce sample shipping costs and decrease the turn around time on analytical\assay results. The laboratory has been set up by ALS Chemex in a standard shipping container to be able to function as soon as it arrives on site at the Bisha camp. ALS Chemex will audit the laboratory to ensure correct quality assurance protocols to North American standards.

In anticipation of an expanded exploration program Nevsun is currently doubling the size of the permanent camp at Bisha. Construction will be completed for the start up of the exploration work in early October.

Exploration work on properties other than Bisha is also being formulated. The AK and Okreb properties, situated close to Bisha, have been geologically and geophysically surveyed in the past and some targets are ready for drill testing. Soil geochemistry has discriminated some of the geophysical targets. It is planned to use a small Eritrean diamond drill to complete the initial drilling at AK and Okreb. This work will likely commence in early November. A 1,000 to 1,500 meter program is initially planned. Final drill contract negotiations will take place in the latter part of September.

At Nevsun’s newly acquired Augaro property a separate exploration team will mobilize in early November in order to set up a semi-permanent camp, complete an area reconnaissance and follow up on a recently completed airborne geophysical survey. It is anticipated that additional regional geochemical work as well as trenching over the old Augaro Mine area will also take place during the initial 6 week exploration program. It is anticipated that a number of targets will be ready for drilling in the latter part of 2004.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks,uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry and the Company’s projects, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com